Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS (DEFICIT) TO FIXED CHARGES

	Year Ended December 31,					For the Three Months Ended March 31, 2011
	2006	2007	2008	2009	2010
	Unaudited (in thousands, except ratios)
EARNINGS
(Loss) income from continuing operations	$27,808,000	$37,775,000	$(184,502,000)	$23,627,000	$47,363,000	$21,174,000
Interest expense	1,956,000	3,091,000	4,762,000	2,309,000	2,761,000	653,000
Interest expense—Preferred Stock	—	—	—	—	—	—

Income before fixed charges	29,764,000	40,866,000	(179,740,000)	25,936,000	50,124,000	21,827,000

FIXED CHARGES
Interest expense	1,956,000	3,091,000	4,762,000	2,309,000	2,761,000	653,000
Interest expense—Preferred Stock	—	—	—	—	—	—

Total fixed charges	1,956,000	3,091,000	4,762,000	2,309,000	2,761,000	653,000

Earnings/fixed charge coverage ratio	15.2	13.2	NM *	11.2	18.2	33.4

*	Not meaningful